U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                    0-28936
                                    -------
                               (SEC FILE NUMBER)



Check one:      [   ]  Form 10-K        [X] Form 10-Q
                [   ] Form 10-Q         [ ] Form N-SAR
                [   ] Form 11-K

For Period Ended:       March 31, 2005
                        -------------------

[   ]  Transition Report on Form 10-K   [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F   [   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

For the Transition Period Ended:
                                -------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     Part I
                             Registrant Information

Full Name of Registrant:                 Quest Resource Corporation
                                         --------------------------
Former Name if Applicable:               Not  Applicable
                                         ---------------
Address of Principal Executive Officer:  9520 N. May, Suite 300
                                         ----------------------
                                         (Street and Number)
                                         Oklahoma City, Oklahoma 73120
                                         -----------------------------
                                         (City, State and Zip Code)


                                    Part II
                            Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]   (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]   (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]   (c)    The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached, if applicable.

                                    Part III
                                   Narrative

     State below in reasonable detail the reasons why Form 10-K or Form 10-KSB, 20-F, 11-K, 10-Q or Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company's audit committee and auditors were unable to complete their review until May 16, 2005 and there was insufficient time to convert the filing to Edgar format and review the Edgar version of the filing on that date. The Company will file the Form 10-Q on May 17, 2005.

                                    Part IV
                               Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

                David Grose                     405-488-1304, Ext. 23
                --------------                  ------------------------------
                (Name)                          (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                [ X ]  Yes              [    ]   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                [   ]  Yes              [ X ]   No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Quest Resource Corporation
                           --------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 17, 2005                      QUEST RESOURCE CORPORATION

                                        By:     /s/ Jerry D. Cash
                                                --------------------------
                                                Jerry D. Cash
                                                Chief Executive Officer